UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Optio Software, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

68389J106

(CUSIP Number)

Tamara R. Wagman

124 E. 4th Street

Tulsa, Oklahoma 74103

(918) 583-9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68389J106	SCHEDULE 13D

1.	NAME OF REPORTING PERSON

Yorktown Avenue Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

1,434,359
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

1,434,359
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,434,359
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

CUSIP NO. 68389J106	SCHEDULE 13D

1.	NAME OF REPORTING PERSON

Boston Avenue Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

1,434,359
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

1,434,359
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,434,359
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

CUSIP NO. 68389J106	SCHEDULE 13D

1.	NAME OF REPORTING PERSON

Value Fund Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

1,434,359
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

1,434,359
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,434,359
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

CUSIP NO. 68389J106	SCHEDULE 13D

1.	NAME OF REPORTING PERSON

Charles M. Gillman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

1,434,359
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

1,434,359
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,434,359
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14.	TYPE OF REPORTING PERSON

IN

CUSIP NO. 68389J106	SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock (the “Common Stock”) of Optio Software, Inc., a Georgia corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 3015 Windward Plaza, Fairways II, Alpharetta, Georgia 30005.

Item 2. Identity and Background

This Schedule 13D is being filed by Yorktown Avenue Capital, LLC, Boston Avenue Capital, LLC, both limited liability companies, managed by Value Fund Advisors, LLC, also a filer. Charles M. Gillman is a member and the manager of VFA and is also a filer.

Yorktown and Boston are Oklahoma limited liability companies whose principal business is business investment. VFA is an Oklahoma limited liability company whose principal business is investment management. Charles M. Gillman, is the Manager of VFA.

The principal business office address of Yorktown, Boston and VFA is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103. The name and address of the manager is as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Charles M. Gillman, Manager	415 S. Boston, Tulsa, OK 74103	USA	Manager of various investment entities, including Yorktown Avenue Capital, LLC

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of securities was the working capital of Yorktown Avenue Capital, LLC and Boston Avenue Capital, LLC.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a),(b) According to the Issuer’s most recent 10-K, there were 21,753,700 shares of Common Stock issued and outstanding as of April 25, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 1,114,300 shares of Common Stock held by Boston directly and 320,059 shares held by Yorktown Avenue Capital, LLC directly. Voting and investment power concerning the above shares are held solely by respective entities.

Although Charles M. Gillman and VFA are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Yorktown or Boston.

c)During the last 60 days, Boston has purchased the following shares of Common Stock in the open market:

Trade Date	Quantity	Cost Per Share
04/06/2006	100,000	1.35
04/24/2006	50,000	1.38
04/28/2006	75,000	1.41
05/08/2006	150,000	1.45

(d)and(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2006

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman
By:	Charles M. Gillman, Manager

BOSTON AVENUE CAPITAL, LLC

/s/ Charles M. Gillman
By:	Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC

/s/ Charles M. Gillman
By:	Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman